

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

<u>Via E-mail</u>
Mark E. Speese
Chairman of the Board and Chief Executive Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

> **Re:** **Rent-A-Center, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 27, 2013**
> **File No. 333-190830**

Dear Mr. Speese:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Supplemental Letter</u>

1. We note your supplemental letter filed as correspondence. Please revise your supplemental letter to include the following:

   - The Registrant further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Registered Notes.

<u>Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes, page 31</u>

2. Please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. <u>See</u> Exchange Act Rule 14e-1(c).

Mark E. Speese
Rent-A-Center, Inc.
September 19, 2013
Page 2

Note Guarantees, page 43

3. We note disclosure on page 43 that the guarantees are joint and several. Please revise to also clarify, if accurate, that each guarantor subsidiary is "100% owned" as defined in Rule 3-10(h) and clarify whether each guarantee is "full and unconditional".

Signatures, page II-14

4. Please revise to include the signature of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors of each of your additional registrants. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instruction (2) of Form S-4.

Legal Opinion, Exhibit 5.4

5. Please have counsel revise its opinion as follows:

- Please delete the assumption in section (iv) on page 3. This assumption is overly broad; and

- We note the statement on page 6 that this opinion has been provided solely for the benefit of the Local Guarantor and no other person or entity shall be entitled to rely hereon without the express written consent of the Local Guarantor and the undersigned. Please have counsel revise the opinion to delete such language. Please refer to Sections II(B)(3)(a) and (d) of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
Thomas W. Hughes, Esq.